FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X      Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AUSTRALIA FEDERAL COURT HOLDS CRESTOR PATENTS INVALID

AstraZeneca today announced that the Federal Court of Australia has found three patents protecting CRESTOR (rosuvastatin) to be invalid.  These patents - a formulation patent (AU 200051842, with an expiry date in 2020); a second related to the use of rosuvastatin for treating heterozygous familial hypercholesterolemia (AU 2002214165, with an expiry date in 2021); and a third related to the use of rosuvastatin for treating hypercholesterolemia (AU 2000023051, with an expiry date in 2020) - were challenged by Apotex Pty Ltd, Watson Pharma Pty Ltd and Ascent Pharma Pty Ltd.

The Federal Court decision is limited to Australia and has no impact on the validity of patents related to CRESTOR in other countries nor does it have any impact on AstraZeneca's financial guidance for 2013, which will, in accordance with normal practice, be reviewed in conjunction with the announcement of First Quarter Financial Results on 25 April 2013.

Total sales of CRESTOR in Australia for 2012 were approximately $350 million.

AstraZeneca is disappointed in the court's decision to find these patents invalid. The company remains committed to defending its intellectual property protecting CRESTOR in Australia and is carefully reviewing this decision and evaluating all legal options at this time, which could include filing an appeal and seeking to maintain existing preliminary injunctions.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines for gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit:
www.astrazeneca.com

CONTACTS

Media Enquiries UK
Esra Erkal-Paler                          +44 20 7604 8030
Vanessa Rhodes                        +44 20 7604 8037
Ayesha Bharmal                        +44 20 7604 8034

Media  Enquiries Australia
Zoe Tanner                                 +61 2 9856 8390

Investor Enquiries
James Ward-Lilley                     +44 20 7604 8122     mob: +44 7785 432613
Karl Hård                                     +44 20 7604 8123

mob: +44 7789 654364
Nicklas Westerholm                   +44 20 7604 8124      mob: +44 7585 404950
Colleen Proctor                           +  1 302 886 1842      mob:   +1 302 357 4882
Ed Seage                                      +  1 302 886 4065      mob:   +1 302 373 1361

5th March 2013
- ENDS -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 March 2013	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary